Filed Pursuant to Rule 424(b)(3)

File No. 333-285895

LINCOLN PARTNERS GROUP ROYALTY FUND

(the “Fund”)

Supplement dated April 10, 2026

to the Fund’s currently effective Prospectus dated September 24, 2025

Unless otherwise defined in this supplement, capitalized terms used in this supplement have the meanings assigned to them in the Prospectus

This Supplement updates certain information in the Fund’s Prospectus You may obtain a copy of the Prospectus free of charge, upon request, by calling toll-free 866-436-8717 or at www.lincolnfinancial.com/public/general/privatemarketfunds/funds.

Effective immediately, the Fund’s Prospectus is revised as follows:

1.	The following supplements the information under SUMMARY OF TERMS beginning on page 1 of the Prospectus:

ADMINISTRATOR	The Trust has entered into a fund accounting and financial administration services agreement (“Administrative Agreement”) with State Street Bank and Trust Company (“State Street”), effective February 28, 2025, pursuant to which State Street provides certain accounting services for the Fund. Services provided under the Accounting Agreement include, among others, functions related to calculating the daily net asset values (“NAV”) of the Fund’s shares, providing financial reporting information, regulatory compliance testing and other related accounting services. For these services, the Fund pays State Street either a flat, annual fee or an asset-based fee based on the total value of assets in the Trust, plus certain additional service fees and out-of-pocket expenses.

2.	The following supplements the information under PURCHASE OF SHARES on page 64 of the Prospectus:

Investors may be charged a fee if they effect transactions through an intermediary, broker or agent. The Fund has authorized one or more brokers to receive on its behalf purchase and repurchase orders. Such brokers are authorized to designate other intermediaries to receive purchase and repurchase orders on the Fund’s behalf. The Fund will be deemed to have received a purchase or repurchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. Customer orders will be priced at the Fund’s Net Asset Value next computed after they are received by an authorized broker or the broker’s authorized designee.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE